UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 10, 2026

GRAF GLOBAL CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-42142 (Commission File Number)	N/A (IRS Employer Identification No.)

1790 Hughes Landing Blvd., Suite 400

The Woodlands, Texas 77380

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (310) 745-8669

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	GRAF.U	NYSE American LLC
Class A ordinary shares, par value $0.0001 per share	GRAF	NYSE American LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	GRAF WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

On June 12, 2026, Graf Global Corp., a Cayman Islands exempted company (together with its successors, including after the Conversion, “Graf”), filed with the U.S. Securities and Exchange Commission (“SEC”) a Current Report on Form 8-K (the “Original Form 8-K”) in connection with Graf’s entry into a Business Combination Agreement, dated as of June 12, 2026 (the “Business Combination Agreement”), by and among Graf, BIG3 HoldCo LLC, a Delaware limited liability company (“Big3”), Halfcourt Holdco, Inc., a Delaware corporation (“Pubco”), Halfcourt Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and Halfcourt Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and, together with SPAC Merger Sub, the “Merger Subs”). This Current Report on Form 8-K/A amends the Original Form 8-K (as amended, this “Report”). No other amendments are being made to the Original Form 8-K by this Report. Capitalized terms used in this Report but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Item 1.01 Entry Into a Material Definitive Agreement.

Business Combination Agreement

As previously disclosed, on June 12, 2026, Graf, Big3, Pubco, and the Merger Subs entered into the Business Combination Agreement.

General Description of the Business Combination Agreement

Pursuant to the Business Combination Agreement, and on the terms and subject to the conditions thereof, among other things, (a) on the day that is one day prior to the date of the SPAC Merger (as defined below), Graf will transfer, by way of continuation, out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation (the “Domestication”), and (b) at the Closing (as defined below), (i) SPAC Merger Sub will merge with and into Graf, with Graf continuing as the surviving entity and a wholly-owned subsidiary of Pubco (the “SPAC Merger”, and the time of the SPAC Merger, the “SPAC Merger Effective Time”) and (ii) Company Merger Sub will merge with and into Big3, with Big3 continuing as the surviving entity and a wholly-owned subsidiary of Pubco (the “Company Merger”, and the time of the Company Merger, the “Company Merger Effective Time”, and the Company Merger together with the SPAC Merger, the “Mergers”). The Mergers, collectively with the Domestication and all other transactions contemplated by the Business Combination Agreement, are referred to in this Report as the “Business Combination”.

Big3 is in the sports entertainment business and operates a professional three-on-three basketball league. Big3 has generated revenue through its existing operations, including revenue from team sales, sponsorships, advertising, event ticket sales and merchandise sales.

The Business Combination Agreement and the Business Combination were unanimously approved by the board of directors of Graf and the board of managers of Big3 and were approved by the requisite equityholders of Big3. The closing of the Business Combination (the “Closing”) is anticipated to occur in the fourth quarter of 2026, subject to the receipt of the required approvals by Graf’s shareholders, Big3’s noteholders and the satisfaction of other customary closing conditions.

Consideration

The aggregate consideration to be paid or payable to holders of the equity securities of Big3 and securities convertible into equity securities of Big3 as of the Company Merger Effective Time pursuant to the Company Merger will consist of a number of newly issued shares of Pubco Common Stock equal to (x) the result of (i) $290,000,000 plus (ii) Big3’s Cash Position at the Company Merger Effective Time, divided by (y) the Per Share Price (the “Merger Consideration”). Also, at the Closing, Pubco shall cause the holders of Big3 membership interests immediately prior to the Closing to be issued an aggregate of an additional 2,000,000 shares of Pubco Class A Common Stock, which shall be unvested and subject to forfeiture as described below (the “Earnout Shares”).

Immediately prior to the Domestication, the following will occur: (i) Graf will cause to be redeemed all SPAC Class A Ordinary Shares validly submitted for redemption (the “Redemption”), (ii) to the extent any SPAC Public Units remain outstanding and unseparated, the SPAC Class A Ordinary Shares and SPAC Public Warrants comprising each such issued and outstanding SPAC Public Unit will be automatically separated (the “Unit Separation”) and the holder of each SPAC Public Unit will be deemed to hold one (1) SPAC Class A Ordinary Share and one-half (1/2) of one SPAC Public Warrant, and (iii) pursuant to the Sponsor Support Agreement and SPAC Organizational Documents (as applicable), the Sponsor will surrender the Sponsor Forfeited Shares and the SPAC Class B Share Conversion will occur (each as described in more detail below).

At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or the holders of securities of Graf or Big3:

a)	Graf common stock. Each issued and outstanding share of Graf’s common stock, par value $0.0001 per share (after giving effect to the Redemption, Unit Separation, forfeiture of Sponsor Forfeited Shares, SPAC Class B Share Conversion, and Domestication and excluding any treasury stock) (the “Graf Common Stock”) will be converted automatically into and thereafter represent the right to receive one share of Pubco Class A Common Stock, following which, all shares of Graf Common Stock will cease to be outstanding and will automatically be cancelled and cease to exist;

b)	Graf Warrants. Each issued and outstanding Graf warrant that was issued in Graf’s initial public offering (after giving effect to the Domestication) (the “Graf Public Warrants”) will be converted into one warrant entitling the holder thereof to purchase one share of Pubco Class A Common Stock at a price of $11.50 per share (the “Pubco Public Warrants”) and each issued and outstanding Graf warrant that was issued in a private placement concurrent with Graf’s initial public offering or upon the conversion of up to $1,000,000 of working capital loans (collectively, the “Graf Private Warrants” and together with the Graf Public Warrants, the “Graf Warrants”) will be converted into one warrant entitling the holder thereof to purchase one share of Pubco Class A Common Stock at a price of $11.50 per share (the “Pubco Private Warrants” and together with the Pubco Public Warrants, the “Pubco Warrants”). At the SPAC Merger Effective Time, the Graf Warrants will cease to be outstanding and will automatically be cancelled and retired and cease to exist;

At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any party or the holders of securities of Graf or Big3:

a)	Big3 Interests. Each issued and outstanding membership interest of Big3 (the “Big3 Interests”) immediately prior to the Company Merger Effective Time will be cancelled and cease to exist in exchange for the right to receive the Merger Consideration. As of the Company Merger Effective Time, each holder of Big3 Interests will cease to have any other rights with respect to the Big3 Interests;

(i)	holders of Big3’s equity securities and securities convertible into equity securities of Big3 (the “Sellers”) (other than the High Vote Sellers (as defined below)) holding the Class A Units, Class B Units and Preferred Units will receive their respective Percentage Merger Consideration in the form of Pubco Class A common stock, par value $0.0001 per share (“Pubco Class A Common Stock”); and

(ii)	Jeffrey Kwatinetz and O’Shea Jackson Sr. (or any of their Affiliates) and BigFourH Holdings LLC, in each case, insofar as such person is a Seller as of immediately prior to the Company Merger Effective Time (the “High Vote Sellers”) holding the Class A Units, Class B Units and Preferred Units will receive their respective Percentage Merger Consideration in the form of Class B common stock, par value $0.0001 per share, of Pubco, which will have ten votes per share (the “Pubco Class B Common Stock”), compared to only one vote per share entitled to holders of the Pubco Class A Common Stock.

b)	Big3 Warrants. Each warrant to purchase any equity interest in Big3 (the “Big3 Warrants”) that is outstanding immediately prior to the Company Merger Effective Time will be converted into and become a warrant exercisable for Pubco Class A Common Stock, and Pubco will assume each Big3 Warrant, in accordance with the terms of the Big3 Warrant, except that from and after the Company Merger Effective Time, (a) each Big3 Warrant assumed by Pubco may be exercised solely for shares of Pubco Class A Common Stock constituting Merger Consideration, and (b) the number of shares of Pubco Class A Common Stock constituting Merger Consideration subject to such converted Big3 Warrant and the per share exercise price under each such converted Big3 Warrant will be as set forth in the Business Combination Agreement; and

c)	Big3 Convertible Securities. Any outstanding options, warrants or rights (other than any Big3 Interest) to subscribe for or purchase any equity securities of Big3 or securities or notes convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any equity securities of any Target Company (“Big3 Convertible Security”) (excluding (x) Big3 Warrants that are converted into warrants exercisable for Pubco Class A Common Stock and (y) Preferred Units that are converted into Merger Consideration), if not exercised or converted prior to the Company Merger Effective Time, will be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into Big3 Interests or any other securities.

Earnout Shares.  In addition to the Merger Consideration, the holders of Big3 Interests immediately prior to the Closing will receive their applicable portion of the Earnout Shares, rounded down to the nearest whole number. The Earnout Shares will vest upon the first to be satisfied of the following conditions: (i) if, at any time during the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing (the “Earnout Period”), the closing price of the Pubco Class A Common Stock as reported on the Stock Exchange is greater than or equal to $15.00 (the “Earnout Price”) for a period of at least 20 days (which need not be consecutive) out of 30 consecutive trading days, all of the Earnout Shares shall immediately vest; and (ii) in the event that there is a Sale of Pubco during the Earnout Period, and the holders of Pubco Common Stock receive a Sale Price that is greater than or equal to the Earnout Price, all of the Earnout Shares will immediately vest. Further, in the event that there is a Sale of Pubco during the Earnout Period, and immediately prior to (but subject to) the consummation of the Sale, the holders of Pubco Common Stock receive a Sale Price that is less than the Earnout Price, (x) if such Sale Price is payable in cash or in the form of privately held securities or other consideration other than publicly tradable securities, then all of the Earnout Shares will be deemed forfeited and cancelled for no consideration or (ii) if such price is payable in the form of publicly tradable securities, then Pubco will cause the acquiror in such Sale to provide for the conversion of all of the Earnout Shares into the kind and amount of such publicly tradable securities receivable upon such Sale of Pubco that the holders of Pubco Common Stock receive in such Sale and will provide that the Earnout Shares, as so converted, will remain subject to vesting, with an appropriate adjustment to the Earnout Price to provide the same economic effect as contemplated by the earnout.

For so long as any Earnout Share remains subject to vesting, the holder thereof will not be entitled to exercise the voting rights carried by such Earnout Share and will not be entitled to receive any dividends or other distributions in respect of such Earnout Share.

Representations and Warranties

The Business Combination Agreement contains representations and warranties customary for similar transactions, made by the parties as of the date of the Business Combination Agreement or other specified dates, solely for the benefit of certain of the parties to the Business Combination Agreement, and in certain cases are subject to specified exceptions and qualifications, such as materiality, the absence of a Material Adverse Effect (as defined below), knowledge and other exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

As used in the Business Combination Agreement, “Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder, in each case subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement will not survive the closing of the Transactions and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants

Each party to the Business Combination Agreement has agreed to use its commercially reasonable efforts to consummate the Business Combination. The Business Combination Agreement also contains certain customary covenants by each of the parties that apply during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), including (i) the provision of access to the applicable party’s properties, books and personnel; (ii) the operation of the parties’ respective businesses in the ordinary course of business; (iii) Graf's public filings; (iv) no insider trading; (v) notifications to the other parties of certain breaches, consent requirements and other matters; (vi) obtaining third party and regulatory approvals; (vii) tax matters; (viii) further assurances; (ix) public announcements; (x) confidentiality; and other covenants. The Business Combination Agreement also contains certain customary post-Closing covenants, including in regard to (1) tax matters; (2) the maintenance of books and records; (3) the indemnification of directors and officers; (4) the use of proceeds from Graf's trust account (the “Trust Account”); (5) the assignment and assumption of the Underwriting Agreement, (6) the adoption of a post-closing equity incentive plan; and (7) the entry into a sponsor indemnification agreement; and other covenants. Additionally, each of Graf and Big3 will not solicit or enter into a competing alternative transaction, in accordance with customary terms and provisions set forth in the Business Combination Agreement.

Graf will not change, withdraw, withhold, qualify or modify its recommendation to its shareholders for approval of the Business Combination Agreement and the Business Combination (a “Change in Recommendation”); provided, however, that if at any time prior to (but not after) obtaining the approval of the Graf shareholders, the Graf board determines in good faith, in response to an “Intervening Event” (including any material event or development following the date of the Business Combination Agreement that was not known by or reasonably foreseeable to, or the consequences or magnitude of which were not reasonably foreseeable to, the board of directors of Graf as of the date of the Business Combination Agreement, except for changes relating to the Business Combination, changes in the price or trading volume of Class A ordinary shares, par value $0.0001 per share, of Graf (the “Graf Class A Ordinary Shares”), certain changes specified in the definition of Material Adverse Effect and certain other changes) after consultation with its outside legal counsel, that the failure to make a Change in Recommendation would be a breach of its fiduciary duties under applicable law, then the board may make a Change in Recommendation provided that Graf delivers, pursuant to procedures set forth in the Business Combination Agreement, written notice advising Big3 that the Graf board proposes to take such action and containing the material facts underlying the board’s determination. If requested by Big3, Graf will use its reasonable best efforts to engage in good faith negotiations with Big3 to make adjustments in the terms and conditions of the Business Combination Agreement that obviate the need for a Change in Recommendation.

Big3 and Pubco agreed to deliver to Graf financial statements audited by a PCAOB-qualified auditor in accordance with PCAOB auditing standards for Big3’s fiscal years ended December 31, 2024 and December 31, 2025, and for Pubco, as of a date to be determined, accompanied by an unqualified opinion of the auditor thereon, as soon as practicable after the date of the Business Combination Agreement but no later than 60 days from the date of the Business Combination Agreement. In addition, Big3 agreed to deliver to Graf unaudited quarterly financial information through the Closing Date.

Graf, Big3 and Pubco will, as promptly as practicable after the date of the Business Combination Agreement, prepare, and Pubco and Big3 will file, with the SEC, a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the securities of Pubco to be issued pursuant to the Business Combination, and containing a proxy statement/prospectus for the solicitation of proxies from Graf shareholders to approve the Business Combination Agreement, the Business Combination and related matters at an extraordinary general meeting of Graf's shareholders, and providing Graf's public shareholders with an opportunity to request Redemption of their public shares in connection with the Transactions, as required by Graf's amended and restated memorandum and articles of association and Graf's initial public offering prospectus.

The parties will take all action necessary so that, effective at the Closing, the post-Closing board of directors of Pubco (the “Post-Closing Pubco Board”) will consist of up to seven individuals, with one director designated by Graf, who will be an independent director in accordance with the requirements of the Nasdaq Stock Market, New York Stock Exchange, NYSE American or another national securities exchange mutually determined by Graf and Big3 prior to the Closing (the “Stock Exchange”), and up to six directors will be designated by Big3. The parties will also take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of Big3 immediately prior to the Closing (unless, at its sole discretion, Big3 desires to appoint another qualified person to either such role, in which case, such other person(s) identified by Big3 will serve in such role or roles).

During the Interim Period, Graf will use its reasonable best efforts to enter into financing agreements with accredited investors for one or more transaction financings by Pubco, on such terms and structuring, and using such strategy, placement agents and approach, as Graf and Big3 reasonably agree (the “Transaction Financing”). Each of Pubco, Graf and Big3 will use its reasonable best efforts to consummate such transaction financings on or prior to the Closing. These financings may be structured as one, or a combination of, common equity, preferred equity, convertible equity or debt, non-redemption or backstop arrangements with respect to Graf's Trust Account, a committed equity facility, debt facility and/or other sources of cash or cash equivalents, in each case, whether such investment is into Graf, Big3 or Pubco.

Closing Conditions

Under the Business Combination Agreement, unless waived by Graf or Big3, the obligations of the parties to consummate the Business Combination are subject to a number of conditions customary in transactions undertaken by special purpose acquisition companies, including, among others: (i) the receipt of the approval of Graf's shareholders of the Business Combination Agreement and the transactions contemplated thereby; (ii) the expiration or termination of any applicable waiting periods under antitrust laws, the receipt of all required government and certain third-party consents, and the consummation of the Business Combination not being prohibited by applicable law; (iii) the effectiveness of the Registration Statement; (iv) the consummation of the Domestication; and (v) the shares of Pubco Class A Common Stock having been approved for listing on the Stock Exchange, subject only to official notice of issuance.

Unless waived by Graf, the obligations of Graf to consummate the Business Combination are also subject to the satisfaction of the following closing conditions, in addition to customary closing certificates and other closing deliveries: (i) the representations and warranties of Big3, Pubco, and the Merger Subs (the “Company Parties”) being true and correct, subject where applicable to materiality standards contained in the Business Combination Agreement; (ii) performance of the obligations of the Company Parties and compliance by the Company Parties with their respective pre-closing covenants, including in connection with the Seller Written Consent (as defined in the Business Combination Agreement), subject where applicable to materiality standards contained in the Business Combination Agreement; (iii) no occurrence of a Material Adverse Effect with respect to Big3 since the date of the Business Combination Agreement; (iv) the receipt of the approval of each holder of certain convertible promissory notes for the conversion of such notes into membership interest in Big3; (v) certain specified ancillary documents, including employment agreements between Pubco and each of Jeffrey Kwatinetz, O'Shea Jackson, Sr. and Sean Bannon, being in full force and effect; (vi) the appointment of the Post-Closing Pubco Board and the directors and officers insurance coverage having been obtained; (vii) Pubco’s amending and restating of its certificate of incorporation and its adoption of an incentive plan, in each case, in a form compliant with the requirements of the Business Combination Agreement; and (viii) Big3’s repayment of its indebtedness and release of related liens.

Unless waived by Big3, the obligations of the Company Parties to consummate the Business Combination are also subject to the satisfaction of the following closing conditions, in addition to customary closing certificates and other closing deliveries: (i) the representations and warranties of Graf being true and correct, subject where applicable to materiality standards contained in the Business Combination Agreement; (ii) performance of the obligations of Graf and compliance by Graf with its pre-closing covenants, subject where applicable to materiality standards contained in the Business Combination Agreement; (iii) a sponsor support agreement, in the form required by the Business Combination Agreement, being in full force and effect; (iv) certain other specified ancillary documents being in full force and effect; and (v) at least $50,000,000 (a) available for release to Graf or Pubco from Graf’s Trust Account in connection with the Business Combination after giving effect to the Redemption, plus (b) the aggregate cash proceeds received by Graf or Pubco in respect any Transaction Financing, minus (c) unpaid expenses of Graf and Big3.

Termination

The Business Combination Agreement contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of Graf and Big3; (ii) by either Graf or Big3 if the closing conditions pursuant to the Business Combination Agreement have not been satisfied or waived by the earlier of December 27, 2026 and the last date for Graf to complete a business combination pursuant to its Organizational Documents (provided that the party seeking to terminate was not the cause of the failure to complete the conditions by that date); (iii) by Graf or Big3 if a governmental authority issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination (provided that the right to terminate is not available to a party if the failure by such party or its affiliates to comply with any provision of the Business Combination Agreement is a substantial cause of, or substantially resulted in, such action); (iv) by Big3 in connection with a breach of a representation, warranty, covenant or other agreement by Graf, if the breach would result in the failure of the related condition to Closing and the breach or inaccuracy is incapable of being cured or is not cured in accordance with the terms of the Business Combination Agreement; (v) by Graf in connection with a breach of a representation, warranty, covenant or other agreement by Big3, if the breach would result in the failure of the related condition to Closing and the breach or inaccuracy is incapable of being cured or is not cured in accordance with the terms of the Business Combination Agreement; (vi) by Graf if there has been a Material Adverse Effect on Big3 or its direct or indirect subsidiaries following the date of the Business Combination Agreement which is uncured and continuing; (vii) by either Graf or Big3 if the Graf shareholder meeting is held and the Graf shareholder approval is not received; and (viii) by Graf if Big3 has not delivered its required audited financial statements to Graf within 60 days from the date of the Business Combination Agreement.

If the Business Combination Agreement is terminated in accordance with the terms of the Business Combination Agreement, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidentiality, fees and expenses, the trust fund waiver, the effect of termination, and customary miscellaneous provisions) will terminate and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver

Big3 has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Graf’s Trust Account held for its public shareholders, and has agreed not to, and has waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law

The Business Combination Agreement is governed by New York law; provided, however, that any matters that are required to be governed by the laws of the Cayman Islands (including, without limitation, fiduciary duties that may apply to directors and officers, as applicable) will be governed by the laws of the Cayman Islands. The parties are subject to the exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof).

A copy of the Business Combination Agreement is attached as Exhibit 2.1 hereto and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K/A. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Graf, Big3, Pubco, or the Merger Subs. In particular, the assertions embodied in representations and warranties by Graf, Big3, Pubco, and the Merger Subs contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Graf, Big3, Pubco, and the Merger Subs. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Graf’s public disclosures.

Related Agreements

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Graf entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Graf Global Sponsor LLC, a Delaware limited liability company (the “Sponsor”), each of Graf’s independent directors (together with Sponsor, the “Insiders”), Pubco and Big3, pursuant to which the Sponsor agreed to, among other things, vote in favor of the SPAC Shareholder Approval Matters and otherwise support the Business Combination.

In addition, the Sponsor Support Agreement prohibits each Insider from, among other things, selling, assigning or transferring any Graf Ordinary Shares or Graf Public Warrants held by such Insider except to certain permitted transferees, until the earliest of (a) the date of the Closing, (b) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (c) the liquidation of Graf; (d) the written agreement of each of the terminating Insider(s), Graf, Pubco and Big3 with respect to terminating the rights and obligations under the Sponsor Support Agreement of a specific Insider or a subset of Insiders; and (e) the written agreement of all Insiders, Graf, Pubco and Big3 to terminate the Sponsor Support Agreement in its entirety. Pursuant to the Sponsor Support Agreement, each Insider unconditionally and irrevocably agreed not to submit any Graf Class A Ordinary Shares owned by it for redemption in connection with the Transactions or an Extension.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor will, effective as of immediately prior to the Domestication and conditioned upon the Closing, forfeit and surrender to Graf an aggregate of 2,750,000 Graf Class B ordinary shares held by the Sponsor. The Sponsor may, in its discretion, transfer to third parties up to an additional 500,000 Graf Class B ordinary shares held by the Sponsor to incentivize non-redemptions or investments into Graf or Pubco or otherwise to support the Transactions (the “Discretionary Founder Shares”), provided that any portion of the Discretionary Founder Shares that are not so transferred shall be forfeited by the Sponsor and surrendered to Graf.

In addition, pursuant to the Sponsor Support Agreement, 500,000 shares of Pubco Class A Common Stock to be held by the Sponsor as of the Closing (the “Sponsor Earnout Shares”) will be subject to vesting and will vest upon the first to be satisfied of any of the following conditions:

(a) in the event that the sum of (x) the funds contained in the Trust Account as of immediately prior to the SPAC Merger Effective Time, plus (y) the aggregate cash proceeds received by Graf or Pubco in respect of any Transaction Financing, minus (z) the aggregate amount of cash proceeds that will be required to satisfy the Redemption (and, for the avoidance of doubt, before the payment of any expenses of Graf or Big3) equals or exceeds $200,000,000, all of the Sponsor Earnout Shares will immediately vest;

(b) if, at any time during the Earnout Period the closing price of the Pubco Class A Common Stock as reported on the Stock Exchange is greater than or equal the Earnout Price for a period of at least 20 days (which need not be consecutive) out of 30 consecutive trading days, all of the Sponsor Earnout Shares will immediately vest; and

(c) in the event that there is a Sale of Pubco during the Earnout Period, and the holders of Pubco Common Stock receive a Sale Price that is greater than or equal to the Earnout Price, all of the Sponsor Earnout Shares will immediately vest.

Further, in the event that there is a Sale of Pubco during the Earnout Period, and immediately prior to (but subject to) the consummation of the Sale, the holders of Pubco Common Stock receive a Sale Price that is less than the Earnout Price, (x) if such Sale Price is payable in cash or in the form of privately held securities or other consideration other than publicly tradable securities, then all of the Sponsor Earnout Shares will be deemed forfeited and cancelled for no consideration or (ii) if such price is payable in the form of publicly tradable securities, then Pubco will cause the acquiror in such Sale to provide for the conversion of all of the Sponsor Earnout Shares into the kind and amount of such publicly tradable securities receivable upon such Sale of Pubco that the holders of Pubco Common Stock receive in such Sale and will provide that the Sponsor Earnout Shares, as so converted, will remain subject to vesting, with an appropriate adjustment to the Earnout Price to provide the same economic effect as contemplated by the earnout.

For so long as any Sponsor Earnout Share remains subject to vesting, the holder thereof will not be entitled to exercise the voting rights carried by such Sponsor Earnout Share and will not be entitled to receive any dividends or other distributions in respect of such Sponsor Earnout Share.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K/A, and incorporated herein by reference.

Lock-Up Agreements

Concurrently with the Closing, each Seller, the Sponsor, Cantor Fitzgerald & Co., the underwriter of Graf’s initial public offering (the “IPO Underwriter”), and each director of Graf will enter into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which such person will agree not to (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Pubco Common Stock to be received by such person in the Business Combination, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of Pubco Common Stock, or (iii) publicly disclose the intention to do any of the foregoing, for a period commencing from the Closing and ending on the date that is 6 months after the Closing, subject to certain customary transfer exceptions.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K/A, and incorporated herein by reference.

Registration Rights Agreement

Concurrently with the Closing, Pubco, the Sponsor, the IPO Underwriter, Graf’s officers and directors, and certain Sellers will enter into a Registration Rights Agreement, pursuant to which, among other things, Pubco will agree that, within 30 days after the Closing Date, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the parties thereto (the “Resale Registration Statement”), and Pubco will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will also be entitled to customary piggyback registration rights and demand registration rights pursuant to the terms of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K/A, and incorporated herein by reference.

Warrant Assumption Agreement

Concurrently with the Closing, Graf, Pubco, and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), will enter into a warrant assignment, assumption and amendment agreement (the “Warrant Assumption Agreement”), pursuant to which, among other things, Graf will assign to Pubco all of Graf’s right, title and interest in and to, and Pubco will assume all of Graf’s liabilities and obligations under the certain Warrant Agreement, dated as of June 25, 2024, between Graf and the Warrant Agent (the “Existing Warrant Agreement”). As a result, at the Closing, each Graf Warrant will automatically cease to represent a right to acquire Graf Class A Ordinary Shares and instead will represent a right to acquire Pubco Class A common stock pursuant to the terms and conditions of the Existing Warrant Agreement (as amended by the Warrant Assumption Agreement).

The foregoing description of the Warrant Assumption Agreement is qualified in its entirety by reference to the full text of the form of Warrant Assumption Agreement, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K/A, and incorporated herein by reference.

Sponsor Indemnification Agreement

Concurrently with the Closing, Pubco, Big3 and the Sponsor will enter into an indemnification agreement (the “Sponsor Indemnification Agreement”), pursuant to which, among other things, Pubco and Big3 will indemnify, defend and hold harmless the Sponsor and its shareholders, members, directors, managers, and officers (each, a “Sponsor Indemnified Person”) from and against any and all Sponsor Indemnified Liabilities (as defined in the Sponsor Indemnification Agreement) arising out of or relating to any pending or threatened action, cause of action, suit, litigation, investigation, proceeding, inquiry, arbitration or claim against any of them or in which any of them may be a participant or may otherwise be involved (including as a witness) that arise out of or relate to Graf’s operations or conduct of its business, the Business Combination, and/or any claim against the Sponsor and/or a Sponsor Indemnified Person alleging any expressed or implied management, control or endorsement of any activities of Graf, or any express or implied association with Pubco, Big3, or Graf, or any of their respective affiliates. The Sponsor Indemnification Agreement will not however apply to claims arising primarily out of (a) any breach by such Sponsor Indemnified Person of any other agreement between such Sponsor Indemnified Person, on the one hand, and Pubco, Big3, Graf, or any of their respective subsidiaries, on the other hand, or (b) the willful misconduct, gross negligence or bad faith of such Sponsor Indemnified Person.

The foregoing description of the Sponsor Indemnification Agreement is qualified in its entirety by reference to the full text of the form of Sponsor Indemnification Agreement, a copy of which is included as Exhibit 10.5 to this Current Report on Form 8-K/A, and incorporated herein by reference.

Pubco A&R Charter

Prior to the effective time of the Closing, Pubco will adopt an amended and restated certificate of incorporation (“Pubco A&R Charter”), which will govern the rights, privileges, and preferences of the holders of Pubco securities after the Closing. The Pubco A&R Charter will implement a dual class stock structure wherein Pubco’s common stock will consist of Class A Common Stock, entitling the holders thereof to one vote per share on all matters on which the shares of Class A Common Stock are entitled to vote, and Class B Common Stock, which will have economic rights (including dividend and liquidation rights) identical to those of the Class A Common Stock but the holders thereof will be entitled to ten votes per share on all matters on which the shares of Class B Common Stock are entitled to vote, which voting structure will terminate on the date that is ten years after the Closing Date, or earlier in certain circumstances as more fully set forth in the Pubco A&R Charter.

The foregoing description of the Pubco A&R Charter does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Pubco A&R Charter, a copy of which is included as Exhibit 3.1 to this Current Report on Form 8-K/A, and the terms of which are incorporated herein by reference.

Convertible Promissory Note

On June 10, 2026, Graf issued a convertible promissory note (the “Convertible Promissory Note”) to Harraden Circle Investments, LLC, a Delaware limited liability company (the “Payee”), which included as a party James Graf, Graf’s Chief Executive Officer, Chief Financial Officer, and director and affiliate of the Sponsor, solely with respect to the last sentence of Section 17 thereof. Pursuant to the Convertible Promissory Note, Graf may borrow up to $200,000 (the “Loan”) from the Payee for working capital and general corporate purposes. The Loan includes $50,000 previously advanced by the Payee to Graf in March 2026, $75,000 previously advanced by the Payee to Graf in April 2026, and $75,000 drawn by Graf concurrently with the execution of the Convertible Promissory Note. As a result, the Loan has been fully drawn down and no amounts are available for further drawdowns. The Convertible Promissory Note replaced and superseded the promissory note among Graf, Payee, and James Graf dated June 4, 2026. The Loan may, at the Payee’s discretion, be converted into Graf Class A Ordinary Shares at a conversion price equal to $10.00 per share (the “Conversion Shares”).

In addition, pursuant to the Convertible Promissory Note, the Payee is entitled to receive one warrant (each a “Warrant”) to purchase one Graf Class A Ordinary Shares (the “Issuance Warrants”) for each dollar funded under the Loan to be issued immediately prior to the closing of Graf's initial business combination. The terms of the Warrants will be identical to those of the private placement warrants that were issued to the Sponsor in connection with Graf’s initial public offering that was consummated on June 27, 2024, including the transfer restrictions applicable to such private placement warrants.

The Loan will not bear any interest before due, and will be repayable by Graf to the Payee, if not converted, upon the earlier of the closing of Graf's initial business combination and its liquidation. If Graf liquidates, the Loan will be repaid only from funds held outside of the trust account established in connection with Graf's initial public offering. The maturity date of the Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Convertible Promissory Note).

In lieu of issuing the Conversion Shares and/or Issuance Warrants, the Sponsor may re-allocate securities among members of the Sponsor and Graf Global Management LLC to satisfy Graf's obligations to issue Conversion Shares and Issuance Warrants under the Convertible Promissory Note, in which case neither Graf nor Pubco will not be separately obligated to issue such securities. Graf agreed to register the resale of the Conversion Shares, Issuance Warrants, and the Graf Class A Ordinary Shares underlying the Issuance Warrants. Graf has also agreed to reimburse the Payee’s attorney’s fees incurred in connection with the preparation of the Convertible Promissory Note.

The foregoing description of the Convertible Promissory Note does not purport to be complete and is qualified in its entirety by the terms and conditions thereof. A copy of the Convertible Promissory Note is attached hereto as Exhibit 10.6 and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information relating to the Convertible Promissory Note disclosed under Item 1.01 of this Current Report on Form 8-K/A is incorporated by reference into this Item 2.03 to the extent required herein.

Item 3.02 Unregistered Sales of Equity Securities

The disclosures set forth above in Item 1.01 of this Current Report on Form 8-K/A with respect to the issuance of shares of Pubco Common Stock to certain Big3 equityholders pursuant to the Business Combination Agreement and the Convertible Promissory Note are incorporated by reference herein. The (i) Pubco Common Stock issuable in connection with the Business Combination to the High Vote Sellers and (ii) Conversion Shares and Issuance Warrants issuable in connection with the Convertible Promissory Note will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act, as a transaction by an issuer not involving a public offering.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the parties to the Business Combination Agreement intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed Business Combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed Business Combination.

This Report is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Additional Information About the Extension and Where to Find It

Graf filed a definitive proxy statement with the SEC on June 8, 2026 (the “Extension Proxy Statement”) in connection with Graf’s solicitation of proxies for the vote by Graf shareholders to approve an amendment to Graf’s amended and restated memorandum and articles of association to extend (the “Extension”) the date by which Graf must consummate an initial business combination. GRAF has filed and mailed the Extension Proxy Statement to Graf’s shareholders of record as of June 1, 2026, the record date established for voting on the Extension. Graf may also file other relevant documents regarding the Extension with the SEC. This Report does not contain all the information that should be considered concerning the Extension and is not intended to form the basis of any investment decision or any other decision in respect of the Extension. Before making any voting or investment decision, investors, security holders of Graf, and other interested persons are urged to read the Extension Proxy Statement and any amendments or supplements thereto when available in connection with Graf’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve the Extension, because these documents will contain important information about Graf and the Extension.

Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Graf’s shareholders in connection with the proposed Business Combination and in connection with the Extension. Investors and security holders may obtain more detailed information regarding the names and interests of Graf’s directors and officers in the proposed Business Combination in Graf’s filings with the SEC, including Graf’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in Graf’s definitive proxy statement filed with the SEC on Schedule 14A, in connection with the Extension, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Graf’s shareholders in connection with (i) the proposed Business Combination will be set forth in the Registration Statement, which is expected be filed by Pubco and BIG3 with the SEC and (ii) the Extension is set forth in the Extension Proxy Statement. Investors, shareholders and other interested persons are urged to read the Extension Proxy Statement, the Registration Statement and the proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Extension and the proposed Business Combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Extension Proxy Statement and the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the proposed Business Combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of Pubco, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this Report may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: uncertainties as to the timing of the completion of the proposed Business Combination; the risk that the proposed Business Combination may not be completed in a timely manner or at all; the risk that the proposed Business Combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed Business Combination could have adverse effects on the market price of GRAF’s securities, including if the proposed Business Combination is not consummated; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the failure of Pubco to obtain or maintain the listing of its securities on the national securities exchange after the closing of the proposed Business Combination; costs related to the proposed Business Combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed Business Combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed Business Combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed Business Combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed Business Combination; and those risk factors discussed in documents of Pubco, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This Report does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or the Extension or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of Pubco, Big3, Graf or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
2.1*†	Business Combination Agreement, dated June 12, 2026, by and among Graf Global Corp., Halfcourt Holdco, Inc., Halfcourt Merger Sub Inc., Halfcourt Merger Sub LLC, and BIG3 HoldCo LLC.
10.1*	Sponsor Support Agreement, dated June 12, 2026, by and among Graf Global Corp., Graf Global Sponsor LLC, Halfcourt Holdco, Inc., BIG3 HoldCo LLC and the other parties set forth on the signature pages thereto.
10.2	Form of Lock-Up Agreement.
10.3	Form of Registration Rights Agreement.
10.4	Form of Warrant Assumption Agreement.
10.5	Form of Sponsor Indemnification Agreement.
10.6*	Convertible Promissory Note, dated June 10, 2026, and issued to Harraden Circle Investments, LLC.
99.1	Form of Amended and Restated Certificate of Incorporation of Halfcourt Holdco, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain schedules and attachments to these documents have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted schedules upon request.
†	Certain personally identifiable information has been omitted from this Exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAF GLOBAL CORP.

	By:	/s/ James A. Graf
		Name:	James A. Graf
		Title:	Chief Executive Officer, Chief Financial Officer and Director

Dated: June 12, 2026